JM GROUP LIMITED

December 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	JM Group Limited
Registration Statement on Form F-1, as amended (File No. 333-289556) Request For Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, JM Group Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1/A (the “F-1 Registration Statement”) be accelerated to and that the F-1 Registration Statement become effective at 4:00 p.m., Eastern Time, on December 9, 2025, or as soon thereafter as practicable.

If you have any further questions, please contact the Company’s U.S. securities counsel, Joy Hui, Esq., of Robinson & Cole LLP, at (212) 451-2965.

Very truly yours,

JM Group Limited

By:	/s/ Chunk Kwok Stanley Ting
Name:	Chun Kwok Stanley Ting
Title:	Chief Executive Officer, Chairman and Director

[Signature Page to the Request for Acceleration of Effectiveness]